[Minerals Technologies Inc. Letterhead]

January 14, 2011

Ms. Pamela Long
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4631

Re:           Minerals Technologies Inc.
Form 10-K for the Fiscal Year ended December 31, 2009
Definitive Proxy Statement on Schedule 14A
File No. 001-11430

Dear Ms. Long:

On behalf of Minerals Technologies Inc. (the "Company"), I hereby transmit for filing this letter in response to the comment of the Staff of the Securities and Exchange Commission (the "Commission") dated January 12, 2011 regarding the Company's Form 10-K for the Fiscal Year ended December 31, 2009, File No. 001-11430.

For your convenience, I have set forth below in bold your comment in its entirety followed by the response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2009

1.	We note your response to comment two regarding your product quality standards. Please include a statement with your reserve estimates similar to your response in future filings.

In future filings, we will include a statement with our reserve estimates similar to our response to comment two, as set forth in our letter dated December 29, 2010.

*       *       *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

This letter is also being filed on EDGAR as of the above date.

We thank you for the opportunity to respond to your comments. Please contact me at 212-878-1876 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Thomas J. Meek

Thomas J. Meek
Vice President and General Counsel